Filed Pursuant to Rule 424(B)(7)
FILE NO. 333-238178

ATLAS CORP.

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED MAY 11, 2020

THE DATE OF THIS SUPPLEMENT IS DECEMBER 7, 2020

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of Atlas Corp. (the “Company”), dated May 11, 2020 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 1. Except to the extent that the information in this Supplement No. 1 modifies or supersedes the information contained in the Prospectus, this Supplement No. 1 should be read, and will be delivered, with the Prospectus. This Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves risks. See “Risk Factors” beginning on page 4 of the Prospectus and in the documents incorporated therein by reference to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement No. 1 or the Prospectus. Any representation to the contrary is a criminal offense.

ABOUT THIS PROSPECTUS SUPPLEMENT

The information in the table that appears under the caption “Selling Security-Holders” in the Prospectus is modified by adding the information below with respect to certain persons not previously listed therein and also to update information for certain persons previously listed therein. The following table sets forth certain information provided by or on behalf of the selling security-holders listed below as of December 7, 2020 concerning the common stock that may be offered from time to time by each such selling security-holder. The number of shares of common stock being offered that are listed in the table below represent shares of common stock that were distributed by JCLA Partners LLC, an affiliate of JCLA Cayman Limited (“JCLA”), to its principals. JCLA and certain of its affiliates were previously identified as selling security-holders in the Prospectus. Capitalized terms not otherwise defined herein shall have the meaning given in the Prospectus.

The purpose of this Supplement No. 1 is to amend the information set forth in the table under the heading “Selling Security-Holders” in the Prospectus as follows:

•	Deletion of the line item and the corresponding footnote 6:

JCLA Cayman Limited and certain of its affiliates (6)	525,109	*	*	525,109	*	*	*	*	*	*
Gregory Laurence Anderson	1,163	*	*	1,163	*	*	*	*	*	*

(6)

An aggregate of 853,084 common shares covered by this prospectus are held of record by and/or issuable to JCLA Partners LLC, and Robert Udell and Holly B. Udell, jointly, each of which is an affiliate of JCLA Cayman Limited. This amount does not include any portion of the 2,669,325 Additional Registered Shares that may be issued to the selling security-holders as disclosed in the last sentence of note 1 above.

•	Addition of the following line items and footnotes:

JCLA Partners LLC	10,442	*	*	10,442	*	*	*	*	*	*
Estate of John Campion (6)	251,391	*	*	251,391	*	*	*	*	*	*
John J. Campion Cornerstone Trust (7)	20,701	*	*	20,701	*	*	*	*	*	*
Gregory Laurence Anderson (8)	135,216	*	*	135,216	*	*	*	*	*	*
Gregory Laurence Anderson Cornerstone Trust (9)	47,246	*	*	47,246	*	*	*	*	*	*
Jeffrey B. Stone (10)	8,375	*	*	8,375	*	*	*	*	*	*
Robert Udell and Holly B. Udell, jointly (11)	—	*	*	—	*	*	*	*	*	*

(6)	An aggregate of 427,872 common shares covered by this prospectus are held of record by and/or issuable to Estate of John Campion, including 176,481 Holdback Shares.
(7)	An aggregate of 35,233 common shares covered by this prospectus are held of record by and/or issuable to John J. Campion Cornerstone Trust, including 14,532 Holdback Shares.
(8)	An aggregate of 230,126 common shares covered by this prospectus are held of record by and/or issuable to Gregory Laurence Anderson, including 94,910 Holdback Shares.
(9)	An aggregate of 80,414 common shares covered by this prospectus are held of record by and/or issuable to Gregory Laurence Anderson Cornerstone Trust, including 33,168 Holdback Shares.
(10)	An aggregate of 14,872 common shares covered by this prospectus are held of record by and/or issuable to Jeffrey B. Stone, including 6,497 Holdback Shares.
(11)	An aggregate of 6,628 Holdback Shares covered by this prospectus are issuable to Robert Udell and Holly B. Udell, jointly.

PROSPECTUS

40,000,000 Common Shares

Offered by Selling Security-Holders

Atlas Corp.

The selling security-holders identified in this prospectus may offer and resell up to 40,000,000 common shares, par value US$0.01 per share. For more information about the selling security-holders and the related transactions, see the section entitled “Selling Security-Holders” on page 9 of this prospectus. We will not receive any of the proceeds from the sale of these common shares by the selling security-holders.

The selling security-holders identified in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may from time to time offer to sell the common shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The selling security-holders may sell the common shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the methods of sale that may be used by the selling security-holders, please see “Plan of Distribution” beginning on page 21 of this prospectus.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Our common shares trade on The New York Stock Exchange under the symbol “ATCO.”

Investing in these securities involves risks. See the section entitled “Risk Factors” beginning on page 4 of this prospectus and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2020.

You should rely only on the information contained in this prospectus, any prospectus supplement, any related free writing prospectus and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any related free writing prospectus, as well as the information we file with the U.S. Securities and Exchange Commission, or SEC, that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement, a free writing prospectus or a future filing with the SEC incorporated by reference into this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this process, the selling security-holders referred to in the prospectus and identified in any applicable supplements to this prospectus may offer and resell from time to time our common shares under this prospectus.

This prospectus does not cover the issuance of any of our common shares by us to the selling security-holders, and we will not receive any of the proceeds from any sale of common shares by the selling security-holders. Except for any underwriting discounts, selling commissions, transfer taxes and fees, which are to be paid by the selling security-holders, we have agreed to pay the expenses incurred in connection with the registration of the common shares owned by the selling security-holders covered by this prospectus.

The information in this prospectus is accurate as of its date. Any prospectus supplement may add, update or change information contained in this prospectus, and may also contain information about any material U.S. federal income tax and non-U.S. tax considerations relating to the securities covered by the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

Unless otherwise indicated, the term “selling security-holders” as used in this prospectus means the selling security-holders referred to in this prospectus and their donees, pledgees, transferees and other successors-in-interest. Unless otherwise indicated, references in this prospectus to “Atlas,” the “Company,” “we,” “us” and “our” and similar terms refer to Atlas Corp. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common shares described herein, shall mean Atlas Corp. Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States.

ATLAS CORP.

We are Atlas Corp., a global asset manager and the parent company of Seaspan Corporation (“Seaspan”) and Apple Bidco Limited (together with its wholly-owned subsidiary, APR Energy Limited, “APR Energy”).

Seaspan is a leading independent owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2020, we operated a fleet of 120 vessels that have an average age of approximately eight years, on a TEU weighted basis. Customers for our operating fleet as of March 31, 2020 were Arkas, CMA CGM, COSCO, Hapag-Lloyd, KMTC, Maersk, MSC, ONE and Yang Ming Marine.

APR Energy is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and/or government backed utilities. APR Energy focuses on maintaining high asset utilization through medium-to-long-term contracts, to optimize cash flows across its lease portfolio. APR Energy is the global leader in its asset class and offers a unique integrated platform to both lease and operate its assets.

CORPORATE HISTORY

On November 19, 2019, the board of directors of Seaspan approved a reorganization (the “Reorganization”) of Seaspan’s corporate structure into a holding company structure. The Reorganization was subject to the approval of Seaspan’s common shareholders, which was obtained at a special meeting held February 27, 2020. On February 27, 2020, Seaspan completed the Reorganization, pursuant to which Seaspan became a direct, wholly-owned subsidiary of Atlas. The business operations of Seaspan did not change as a result of the Reorganization.

In the Reorganization, holders of Seaspan common shares and Seaspan preferred shares became holders of Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Reorganization. In addition, Atlas assumed Seaspan’s share purchase warrants, stock incentive plan, all unexercised and unexpired options to purchase Seaspan common shares and each right to acquire or vest in a share of Seaspan common stock, including restricted stock unit awards and performance share awards that were outstanding under the Seaspan share incentive plan.

On November 20, 2019, the board of directors of Seaspan approved the acquisition of APR Energy, to be completed by the new holding company to be formed by the Reorganization. The acquisition of APR Energy closed on February 28, 2020. As a result of the acquisition, Seaspan and APR Energy are now wholly-owned subsidiaries of Atlas.

Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to the Reorganization. Atlas is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries. We maintain our principal executive offices at 23 Berkeley Square, London W1J 6HE, and our telephone number is +44 20 7788 7819.

Seaspan was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited. In August 2005, Seaspan completed its initial public offering. From an initial operating fleet of 10 vessels, Seaspan has grown to an operating fleet of 120 vessels as of March 31, 2020. Seaspan maintains its principal executive offices at Unit 2 – 16th Floor, W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, and its telephone number is (852) 3588-9400 and it maintains a website at www.seaspancorp.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in this prospectus and those risks discussed in other reports we file with the SEC and that are incorporated into this prospectus by reference, including, without limitation, our Annual Report on Form 20-F. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

RISK FACTORS

An investment in our securities involves risks. Before investing in our securities, you should carefully consider all of the information set forth in this prospectus and the documents incorporated by reference herein, and the risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC and any subsequent updates and other reports and documents we file with the SEC described in our Reports of Foreign Private Issuer on Form 6-K, all of which are incorporated herein by reference and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Please see “Where You Can Find More Information” and “Incorporation of Documents by Reference.” If any of such risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. Please see “Forward-Looking Statements.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. Copies of this material are available on the SEC’s website at www.sec.gov. You can also obtain information about us at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal security-holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information included in or incorporated by reference into this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 13, 2020;

•

all subsequent Annual Reports on Form 20-F filed after effectiveness of the registration statement and prior to the time that all of the securities offered by this prospectus have been sold or de-registered;

•	Report of Foreign Private Issuer on Form 6-K furnished to the SEC on May 11, 2020;

•

any subsequent Reports of Foreign Private Issuer on Form 6-K furnished to the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement, and after effectiveness of the registration statement and prior to the time that all of the securities offered by this prospectus have been sold or de-registered, in each case, that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•

the description of our capital stock set forth in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed (under form type 8-K12B) with the SEC on February 27, 2020 pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference into this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference into this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this document), at no cost, by visiting our website at https://atlascorporation.com, or by writing or calling us at the following address:

Atlas Corp.

23 Berkeley Square

London

W1J 6HE

Telephone: +44 20 7788 7819

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus or any prospectus supplement as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common shares by the selling security-holders under this prospectus and any related prospectus supplement. Please see “Selling Security-Holders.”

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of Atlas Corp. as of March 31, 2020.

The information in this table should be read in conjunction with the financial statements and notes thereto incorporated by reference into this prospectus.

(Dollars in millions)	Actual
Cash and cash equivalents	$213.7

Long-term debt:
Long-term debt (including current portion) (1)	$3,588.1
Long-term obligations under other financing arrangements (including current portion) (1)	520.7
Shareholders’ equity
Share capital (2)
Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 5,093,728 shares issued and outstanding
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,415,937 shares issued and outstanding
Series G preferred shares, $0.01 par value; 15,000,000 shares authorized; 7,800,800 shares issued and outstanding
Series H preferred shares, $0.01 par value; 15,000,000 shares authorized; 9,025,105 shares issued and outstanding
Series I preferred shares, $0.01 par value; 6,000,000 shares authorized; 6,000,000 shares issued and outstanding
Common shares, $0.01 par value; 400,000,000 shares authorized; 246,742,534 shares issued and outstanding	2.4
Additional paid-in capital	3,845.8
Deficit	(242.1)
Accumulated other comprehensive loss	(21.3)

Total shareholders’ equity	3,584.8

Total capitalization	$7,693.6

(1)

Debt Issuance costs related to a recognized liability are presented as a deduction from the carrying amount of the debt liability in the consolidated balance sheet. As of March 31, 2020, $44.2 million and $4.6 million have been deducted from the carrying amount of long-term debt and long-term obligations under other financing arrangements, respectively.

(2)

On February 27, 2020, Seaspan consummated the Reorganization. In the Reorganization, holders of Seaspan common shares and Seaspan preferred shares became holders of Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Reorganization.

SELLING SECURITY-HOLDERS

This prospectus covers the offering for resale of up to 40,000,000 common shares by the selling security-holders identified below.

We are registering under the Securities Act of 1933, as amended, or the Securities Act, the common shares covered by this prospectus on behalf of the selling security-holders pursuant to rights granted to the selling security-holders under the terms of our previously disclosed registration rights agreement, dated February 28, 2020, by and among us and the investors party thereto.

The table below provides information about the ownership of the selling security-holders of our common shares and the maximum number of common shares that may be offered from time to time by each selling security-holder under this prospectus.

The selling security-holders identified below may currently hold or acquire at any time common shares in addition to those registered hereby. In addition, the selling security-holders identified below may sell, transfer or otherwise dispose of some or all of their common shares in private placement transactions exempt from, or not subject to, the registration requirements of the Securities Act or their common shares that have been registered pursuant to other registration statements. Accordingly, we cannot be certain as to the number or percentage of common shares that will be held by the selling security-holders upon termination of this offering. Information concerning the selling security-holders may change from time to time. Except as set forth below, none of the selling security-holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. For information on the methods of sale that may be used by the selling security-holders, please see “Plan of Distribution.”

The information in the following table and the related notes is based on information filed with the SEC or supplied to us by the selling security-holders. We have not sought to verify such information. Any changed or new information given to us by the selling security-holders will be set forth in supplements to this prospectus or amendments to the registration statement of which the accompanying prospectus is a part, if and when necessary.

	Common Shares Beneficially Owned Prior to Offering			Maximum Number of Common Shares to be Offered Hereby			Common Shares Beneficially Owned After Offering
Selling Security-Holders	Number(1)	Percent*		Number(1)	Percent*		Number	Percent*
Fairfax Financial Holdings Limited and certain of its affiliates (2) (3) (4)	125,573,798	46.21%		23,418,798	8.62%		102,155,000	37.59%
Albright Capital Management LLC and certain of its affiliates (5)	5,063,423	2.05%		5,063,423	2.05%		—	—
JCLA Cayman Limited and certain of its affiliates (6)	525,109	*	*	525,109	*	*	—	—
Silverfern APR II (Cayman), L.P.	1,646,274	*	*	1,646,274	*	*	—	—
Lee Munro	11,638	*	*	11,638	*	*	—	—
Gregory Laurence Anderson	1,163	*	*	1,163	*	*	—	—

*

Based on a total of 246,742,534 common shares issued and outstanding on March 31, 2020; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on March 31, 2020 plus 25,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.

**	Denotes share ownership is less than 1%.
(1)

Excludes an additional aggregate amount of 9,333,595 common shares that are being registered hereby for offer and sale by the selling security-holders (the “Additional Registered Shares”). Of the 9,335,595 Additional Registered Shares, an aggregate of 6,664,270 common shares (the “Holdback Shares”) are issuable over a period of 90 days to five years after the date of consummation of the Acquisition Agreement, dated as of November 20, 2019, as amended, by and among the selling security-holders, Apple Bidco Limited, Seaspan and Atlas (the “Acquisition Agreement”), subject to settlement of purchase price adjustments, indemnification arrangements and other future compensable events thereunder. These arrangements may be settled, at the selling security-holders’ option, by either cancellation of Holdback Shares or cash. In certain circumstances, if Holdback Shares are insufficient, the selling security-holders may choose to compensate us in cash or cancel previously issued common shares. Any Holdback Shares that are not cancelled after the expiry of their respective holdback periods will be issued to the selling security-holders. The Holdback Shares registered hereby are allocated among the selling security-holders as follows: Fairfax Financial Holdings Limited and certain of its affiliates – 2,137,541 common shares; Albright Capital Management LLC and certain of its affiliates – 3,162,523 common shares; JCLA Cayman Limited and certain of its affiliates – 327,975 common shares; Silverfern APR II (Cayman), L.P. – 1,028,235 common shares; Lee Munro – 7,269 common shares; and Gregory Laurence Anderson – 727 common shares. The remaining 2,669,325 Additional Registered Shares registered hereby represent common shares that may be issued by us to the selling security-holders in accordance with the provisions of the Acquisition Agreement, the allocation of which among the selling security-holders is as yet indeterminate and will be disclosed by the filing of a post-effective amendment to this registration statement or a prospectus supplement filed pursuant to Rule 424(b)(7) under the Securities Act.
(2)

The number of common shares shown for Fairfax Financial Holdings Limited consists of 100,573,798 common shares and warrants exercisable for up to 25,000,000 common shares. As of April 13, 2020, Fairfax Financial Holdings Limited had not exercised any of such warrants. This information is based on SEC filings and information provided by Fairfax Financial Holdings Limited and certain affiliates on or before March 9, 2020. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 100,573,798 common shares beneficially owned by Fairfax Financial Holdings Limited. The information reports that an additional 678,021 common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) and The One Zero Nine Holdco Limited, and 231,922 common shares are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donation, which total shares represent 46.5% of outstanding Atlas common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note). The address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7.

(3)

An aggregate of 25,556,339 common shares offered hereby are held of record by and/or issuable to Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Brit Reinsurance (Bermuda) Limited, Brit Syndicates Limited, Fairfax (Barbados) International Corp., FFHL Group Ltd., Newline Corporate Name Limited, Odyssey Reinsurance Company, RiverStone Corporate Capital Limited, RiverStone Insurance (UK) Limited, TIG Insurance (Barbados) Limited, TIG Insurance Company, United States Fire Insurance Company, Wentworth Insurance Company Ltd. and Zenith Insurance Company, each of which is an indirect wholly-owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”). This amount does not include any portion of the 2,669,325 Additional Registered Shares that may be issued to the selling security-holders as disclosed in the last sentence of note 1 above. The business address for the above-listed affiliates of Fairfax is c/o Hamblin Watsa Investment Counsel Ltd., 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7.

(4)

Odyssey Reinsurance Company, TIG Insurance Company, United States Fire Insurance Company and Zenith Insurance Company, each an affiliate of Fairfax, are initial holders of our 5.50% Senior Notes due 2027 (“2027 Notes”), issued pursuant to a fourteenth supplemental indenture, as amended (“Fourteenth Supplemental Indenture”), dated February 28, 2020, among Seaspan, the guarantors party thereto, and The Bank of New York Mellon, as trustee (“Trustee”) to that certain indenture, dated October 17, 2010 between us and the Trustee (“Base Indenture”). Such affiliates of Fairfax (other than Zenith Insurance Company) are initial holders of our 5.50% Senior Notes due 2026 (“2026 Notes”), issued pursuant to a ninth supplemental indenture, as amended (“Ninth Supplemental Indenture”), dated January 15, 2019, among Seaspan, the guarantors party thereto, and the Trustee to the Base Indenture. Odyssey Reinsurance Company and United States Fire Insurance Company, each an affiliate of Fairfax, are also initial holders of our 5.50% senior notes due 2025 (“2025 Notes”), issued pursuant to a second supplemental indenture, dated February 14, 2018, among Seaspan, the guarantors party thereto, and the Trustee (“Second Supplemental Indenture” and together with the Ninth Supplemental Indenture and the Fourteenth Supplemental Indenture, the “Supplemental Indentures”) to the Base Indenture. Pursuant to the Second Supplemental Indenture and the Ninth Supplemental Indenture, the initial holders of the 2025 Notes and the 2026 Notes have the right to designate (i) two members to our board of directors if at least $125 million aggregate principal amount of each of the 2025 Notes and the 2026 Notes remain outstanding, and (ii) one member to our board of directors if less than $125 million aggregate principal amount of each of the 2025 Notes and the 2026 Notes remain outstanding but greater than $50 million aggregate principal amount of each of the 2025 Notes and the 2026 Notes remain outstanding, on the terms and conditions set forth in the Second Supplemental Indenture and the Ninth Supplemental Indenture. Pursuant to the Fourteenth Supplemental Indenture, the initial holders of the 2027 Notes have the right to designate (i) two members to our board of directors if at least $100 million aggregate principal amount of the 2027 Notes remain outstanding, and (ii) one member to our board of directors if less than $100 million aggregate principal amount of the 2027 Notes remain outstanding but greater than $50 million aggregate principal amount of the 2027 Notes remain outstanding, on the terms and conditions set forth in the Fourteenth Supplemental Indenture. Notwithstanding the foregoing, in no event shall the rights under the Supplemental Indentures allow the initial holders of the 2025 Notes, the 2026 Notes and/or the 2027 Notes to designate more than two members to our board of directors if the threshold described in clause (i) above of the preceding sentences is reached, or to designate more than one member to our board of directors if the threshold in clause (ii) above of the preceding sentences is reached. Pursuant to the Second Supplemental Indenture, the holders of the 2025 Notes designated Stephen Wallace and Lawrence Chin to our board of directors, and such designates were duly appointed to our board of directors effective April 27, 2018.
(5)

An aggregate of 8,225,947 common shares covered by this prospectus are held of record by and/or issuable to ACM Apple Holdings I, LP and ACM Energy Holdings I Ltd., each of which is an affiliate of Albright Capital Management LLC. This amount does not include any portion of the 2,669,325 Additional Registered Shares that may be issued to the selling security-holders as disclosed in the last sentence of note 1 above.

(6)

An aggregate of 853,084 common shares covered by this prospectus are held of record by and/or issuable to JCLA Partners LLC, and Robert Udell and Holly B. Udell, jointly, each of which is an affiliate of JCLA Cayman Limited. This amount does not include any portion of the 2,669,325 Additional Registered Shares that may be issued to the selling security-holders as disclosed in the last sentence of note 1 above.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock is incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed (under form type 8-K12B) with the SEC on February 27, 2020 pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to our shareholders. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below. This discussion is the opinion of DLA Piper LLP (US), our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters.

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, shareholders that own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), or former citizens or long-term residents of the United States) or shareholders that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder); (b) a corporation, or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”), below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. However, U.S. Holders that are corporations owning at least 10% in vote or value of our stock may be able to deduct a “foreign-source portion” (that is, an amount which bears the same ratio to the dividend as our undistributed foreign-earnings bear to our total undistributed earnings) of the dividend received from us pursuant to Section 245A of the Code. CFC Shareholders (as defined below) are urged to consult their own tax advisors regarding the interaction between Section 245A of the Code and “previously taxed earnings and profits” (meaning, our earnings and profits attributable to amounts which are, or have been, included in the gross income of a CFC Shareholder under Section 951(a) or Section 1248(a) of the Code). For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares should be treated as foreign source income.

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year). Any dividends received with respect to our publicly traded shares not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs below, a U.S. Holder who is not a CFC Shareholder, as discussed below, generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise, and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of our shares by vote or value) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We believe that we and our non-U.S. corporate subsidiaries were treated as CFCs in 2015, 2016, 2018, and 2019 as a result of the total direct, indirect, and constructive ownership of us by 10% CFC Shareholders. For the same reason, we expect that we and our non-U.S. corporate subsidiaries will be treated as CFCs in 2020. It is unclear whether we or our non-U.S. corporate subsidiaries will be treated as CFCs in future years.

CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). U.S. persons who own or may obtain a substantial interest in us should consult their tax advisors with respect to the implications of being treated as a CFC Shareholder and the effect of changes to the rules governing CFC Shareholders made by the recently enacted legislation commonly known as the “Tax Cuts and Jobs Act.”

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change if we are a CFC.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our shares would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares) and (b) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our shares;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which (a) a U.S. Holder owns shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our shares. In addition, if a U.S. Individual Holder dies while owning our shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

Generally, U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a trade or business within the United States and the disposition of shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

MATERIAL NON-UNITED STATES TAX CONSIDERATIONS

Material Republic of the Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., Atlas counsel as to matters of the laws of the Republic of the Marshall Islands, and is based on the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Atlas is incorporated in the Republic of the Marshall Islands. Under current Republic of the Marshall Islands law, Atlas is not subject to tax on income or capital gains, and no Republic of the Marshall Islands withholding tax will be imposed upon payments of dividends by Atlas to its shareholders. Under the laws of the Republic of the Marshall Islands, Atlas’ jurisdiction of incorporation, Atlas is subject to yearly corporate maintenance fees.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law, you will not be subject to the Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, Atlas makes to you as a shareholder.

In addition, you will not be subject to the Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Atlas shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to such shares.

Each shareholder is urged to consult such shareholder’s tax counsel or other advisor concerning the consequences of the owning and disposing of Atlas shares in their particular circumstances. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such shareholder.

Material U.K. Tax Considerations

The following discussion is the opinion of DLA Piper UK LLP, our U.K. tax counsel, as to the material U.K. tax considerations under current U.K. tax law and HM Revenue & Customs (“HMRC”) published practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of Atlas shares by non-U.K. tax resident holders of Atlas shares. It does not constitute legal or tax advice to any particular shareholder and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of shares, or all of the circumstances in which holders of Atlas shares may benefit from an exemption or relief from U.K. taxation. It is understood that Atlas does not (and will not) derive 75% or more of its qualifying asset value from U.K. land, and that Atlas is solely resident in the U.K. for tax purposes and is subject to the U.K. tax regime.

This guide may not relate to certain classes of shareholders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF MATERIAL U.K. TAX CONSIDERATIONS RELATING TO THE HOLDING OF ATLAS SHARES FOR NON-U.K. TAX RESIDENT HOLDERS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ATLAS SHARES OBTAIN ADVICE AS TO THE U.K. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSAL OF ATLAS SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS, AS WELL AS THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSAL OF ATLAS SHARES UNDER THE LAW OF THE JURISDICTION OF THEIR RESIDENCE. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends; Withholding Tax

Dividends paid by Atlas will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual holder of Atlas shares who is not resident for tax purposes in the U.K. will not be chargeable to U.K. income tax on dividends received from Atlas unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

Corporation Tax

A corporate holder of shares who is not resident for tax purposes in the U.K. will not be chargeable to U.K. corporation tax on dividends received from Atlas unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the shares are attributable.

Chargeable Gains

A holder of Atlas shares who is not resident for tax purposes in the U.K. will not generally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of Atlas shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment to which the shares are attributable. However, an individual holder of Atlas shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of Atlas shares during that period may be liable, on his or her return to the U.K., to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp duty and stamp duty reserve tax (SDRT)

No U.K. stamp duty or stamp duty reserve tax (“SDRT”) will be payable on the issuance of Atlas shares. U.K. stamp duty will generally not need to be paid on a transfer of Atlas shares, and no U.K. SDRT will be payable in respect of any agreement to transfer Atlas shares unless they are registered in a register kept in the U.K. by or on behalf of Atlas. It is not intended that such a register will be kept in the U.K. The statements in this paragraph summarize the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates. In particular, this paragraph does not consider where shares are issued or transferred to clearance services or depository receipt issuers.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold:

•	through agents;

•	to or through one or more underwriters on a firm commitment or agency basis;

•	through put or call option transactions relating to the securities;

•	through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;

•	through any other method permitted pursuant to applicable law; or

•	through a combination of any such methods of sale.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. In that event, such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement on Form F-3 of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in any applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and, to the extent required, any applicable prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, the selling security-holders or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in any applicable prospectus supplement the name of the dealer and the terms of the transactions.

The selling security-holders may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, any applicable prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or the selling security-holders to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or the selling security-holders to payments they may be required to make in respect of such liabilities. If required, any applicable prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Under the securities laws of some jurisdictions, the securities offered by this prospectus may be sold in those jurisdictions only through registered or licensed brokers or dealers.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered securities. These activities may maintain the price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

If so indicated in any applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from the selling security-holders at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, common shares may be issued upon conversion of or in exchange for debt securities or other securities.

Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that the selling security-holders make sales to or through one or more underwriters or agents in at-the-market offerings, the selling security-holders will do so pursuant to the terms of a distribution agreement between the selling security-holders and the underwriters or agents. If the selling security-holders engage in at-the-market sales pursuant to a distribution agreement, the selling security-holders will sell common shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, the selling security-holders may sell common shares on a daily basis in exchange transactions or otherwise as agreed with the underwriters or agents. The distribution agreement will provide that any common shares sold will be sold at prices related to the then-prevailing market prices for our common shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the distribution agreement, the selling security-holders also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of common shares. To the extent required, the terms of each such distribution agreement will be set forth in more detail in any applicable prospectus supplement to this prospectus.

In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. To the extent required, any such activities will be described in any applicable prospectus supplement relating to the transaction.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by the selling security-holders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any re-sales of the securities. To the extent required, the terms of any offer made in this manner will be included in any applicable prospectus supplement relating to the offer.

In connection with offerings made through underwriters or agents, the selling security-holders may enter into agreements with such underwriters or agents pursuant to which the selling security-holders receive our securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from the selling security-holders under these arrangements to close out any related open borrowings of securities.

The selling security-holders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If any applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and such applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by the selling security-holders or borrowed from the selling security-holders or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from the selling security-holders in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, to the extent required, will be identified in any applicable prospectus supplement (or a post-effective amendment).

The selling security-holders may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Republic of the Marshall Islands corporation, and our principal executive offices are located outside of the United States, in the United Kingdom. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Republic of the Marshall Islands or United Kingdom may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of our common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for Atlas by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by DLA Piper LLP (US), New York, New York and by DLA Piper UK LLP, London, United Kingdom. DLA Piper LLP (US) and DLA Piper UK LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of the Republic of the Marshall Islands law.

EXPERTS

The consolidated financial statements of Atlas Corp. as of December 31, 2019 and for the period from the date of incorporation on October 1, 2019 to December 31, 2019 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Seaspan as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements of Seaspan as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 refers to a change in accounting for leases due to the adoption of Accounting Standard Update 2016-02, “Leases”, on January 1, 2019, the date of initial application, and to a change in the method of accounting for acquisitions in the year ended December 31, 2018 due to the adoption of Accounting Standards Update 2017-01, “Clarifying the Definition of a Business”

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

SEC registration fee	$34,319
Legal fees and expenses	115,000
Accounting fees and expenses	75,000
Miscellaneous	10,000

Total (1)	$234,319

(1)	Does not include any fees or expenses in connection with any subsequent underwritten offering and any prospectus supplements prepared in connection therewith.

Atlas Corp.

40,000,000 Common Shares

Offered by Selling Security-Holders

PROSPECTUS

May 11, 2020